The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-202524

Subject to Completion. Dated July 27, 2016.

HSBC USA Inc. $ Leveraged Buffered Capped Basket-Linked Notes due , 2018

The notes do not bear interest. The amount that you will be paid on your notes on the stated maturity date (expected to be the third scheduled business day after the determination date) is based on the performance of a weighted basket comprised of the EURO STOXX 50® Index (37.00% weighting), the FTSE® 100 Index (23.00% weighting), the TOPIX® Index (23.00% weighting), the Swiss Market Index (9.00% weighting) and the S&P/ASX 200 Index (8.00% weighting) as measured from the trade date to and including the determination date (expected to be between 23 and 26 months after the trade date). The initial basket level is 100 and the final basket level will equal the sum of the products, as calculated for each basket underlier, of: (i) the final index level for such basket underlier divided by (ii) the initial index level for such basket underlier (set on the trade date and may be higher or lower than the actual closing level of such basket underlier on the trade date) multiplied by (iii) the applicable initial weighted value for such basket underlier. If the final basket level on the determination date is greater than the initial basket level, the return on your notes will be positive, subject to the maximum settlement amount (expected to be between $1,291.20 and $1,342.40 for each $1,000 face amount of your notes). If the final basket level declines by up to 15.00% from the initial basket level, you will receive the face amount of your notes. If the final basket level declines by more than 15.00% from the initial basket level, the return on your notes will be negative. You could lose your entire investment in the notes.

To determine your payment at maturity, we will calculate the basket return, which is the percentage increase or decrease in the final basket level from the initial basket level. On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to:

●	if the basket return is positive (the final basket level is greater than the initial basket level), the sum of (i) $1,000 plus (ii) the product of (a) $1,000 times (b) 1.6 times (c) the basket return, subject to the maximum settlement amount;

●	if the basket return is zero or negative but not below -15.00% (the final basket level is equal to the initial basket level or is less than the initial basket level, but not by more than 15.00%), $1,000; or

●	if the basket return is negative and is below -15.00% (the final basket level is less than the initial basket level by more than 15.00%), the sum of (i) $1,000 plus (ii) the product of (a) approximately 1.1765 times (b) the sum of the basket return plus 15.00% times (c) $1,000.

Declines in one basket underlier may offset increases in the other basket underlier. Due to the unequal weighting of each basket underlier, the performances of the EURO STOXX 50® Index, the FTSE® 100 Index and the TOPIX® Index will have a significantly larger impact on your return on the notes than the performance of the Swiss Market Index or the S&P®/ASX 200 Index.

Investment in the notes involves certain risks. You should refer to “Risk Factors” beginning on page PS-19 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement. The notes will not be listed on any U.S. securities exchange or automated quotation system. Any payments on the notes are subject to the credit risk of HSBC USA Inc.

The Estimated Initial Value of the notes on the trade date is expected to be between $970 and $1,000 per note, which may be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See “Estimated Initial Value” on page PS-9 and “Risk Factors” beginning on page PS-19 of this document for further information.

	Price to Public[1]	Underwriting Discount	Proceeds to Issuer
Per note / Total	$1,000 /

1 HSBC Securities (USA) Inc. will purchase the notes from us at the price to public for distribution to other registered broker-dealers. Neither HSBC Securities (USA) Inc. nor any of its affiliates will pay any underwriting discount in connection with the distribution of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-36 of this pricing supplement.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this pricing supplement, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

HSBC Securities (USA) Inc.

The price to public, underwriting discount and proceeds to issuer listed above relate to the notes we sell initially. We may decide to sell additional notes after the date of this pricing supplement, at prices to public and with underwriting discounts and proceeds to issuer that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the price to public you pay for such notes.

HSBC Securities (USA) Inc. or any of its affiliates or agents may use this pricing supplement in the initial sale of the notes. In addition, HSBC Securities (USA) Inc. or any of its affiliates or agents may use the final pricing supplement relating to the notes in a market-making transaction in a note after its initial sale. Unless HSBC Securities (USA) Inc. or any of its affiliates or agents informs the purchaser otherwise in the confirmation of sale, the final pricing supplement relating to the notes is being used in a market-making transaction.

About Your Prospectus

You should read this pricing supplement together with the related Equity Index Underlying Supplement, prospectus supplement and prospectus, each of which can be accessed via the hyperlinks below.

•     The Equity Index Underlying Supplement dated March 5, 2015

•     The prospectus supplement dated March 5, 2015

•     The prospectus dated March 5, 2015

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

PS-2

Leveraged Buffered Capped Basket-Linked Notes due , 2018
INVESTMENT THESIS

You should be willing to:

●	forgo gains greater than a Maximum Settlement Amount of between 129.12% and 134.24% of the face amount in exchange for (i) 1.6x leveraged upside participation if the Basket Return is positive and (ii) a buffer against loss of principal in the event of a decline of up to 15.00% in the Final Basket Level relative to the Initial Basket Level.

●	forgo interest payments and accept the risk of losing your entire investment in exchange for the potential to earn 160.00% of any positive Basket Return up to a Maximum Settlement Amount of between 129.12% and 134.24% of the face amount.

Your maximum return on your notes will not be greater than the return represented by the Maximum Settlement Amount, which is between 29.12% and 34.24%, and you could lose all or a portion of your investment if the Basket Return is less than -15.00%.

DETERMINING THE CASH SETTLEMENT AMOUNT

At maturity, for each $1,000 face amount, the investor will receive (in each case as a percentage of the face amount):

●	if the Final Basket Level is greater than 100.00% of the Initial Basket Level, 100.00% plus 160.00% times the Basket Return, subject to a Maximum Settlement Amount of between 129.12% and 134.24% of the face amount;

●	if the Final Basket Level is between 85.00% and 100.00% of the Initial Basket Level, 100.00%; or

●	if the Final Basket Level is less than 85.00% of the Initial Basket Level, 100.00% minus approximately 1.1765% for every 1.00% that the Final Basket Level has declined below 85.00% of the Initial Basket Level.

If the Final Basket Level declines by more than 15.00% from the Initial Basket Level, the return on the notes will be negative and the investor could lose their entire investment in the notes.

KEY TERMS
Issuer:	HSBC USA Inc.
Basket Underliers:	The EURO STOXX 50® Index (Bloomberg symbol, “SX5E”), as published by STOXX Limited (“STOXX”); the FTSE® 100 Index (Bloomberg symbol, “UKX”), as published by FTSE International Limited (“FTSE”); the TOPIX® Index (Bloomberg symbol, “TPX”), as maintained by the Tokyo Stock Exchange, Inc. (“TSE”); the Swiss Market Index (Bloomberg symbol, “SMI Index”), as published by SIX Group Ltd. (“SIX Group”); and the S&P/ASX 200 Index (Bloomberg symbol, “AS51”), as published by S&P Dow Jones Indices LLC (“S&P”); see “The Basket and the Basket Underliers” beginning on page PS-24.
Face Amount:	$ in the aggregate; each note will have a face amount equal to $1,000
Trade Date:	August 5, 2016
Settlement Date:	Expected to be the fifth scheduled business day following the Trade Date
Determination Date:	Expected to be between 23 and 26 months following the Trade Date
Stated Maturity Date:	Expected to be the third scheduled business day following the Determination Date
Initial Weighted Value:	The initial weighted value for each of the basket underliers is expected to equal the product of the initial weight of such basket underlier times the initial basket level. The initial weight of each basket underlier is shown in the table below:

	Basket Underlier	Initial Weight in Basket
	EURO STOXX 50® Index	37.00%
	FTSE® 100 Index	23.00%
	TOPIX® Index	23.00%
	Swiss Market Index	9.00%
	S&P/ASX 200 Index	8.00%

PS-3

Initial Index Level:	The initial index level of each basket underlier will be set on the Trade Date, and may be higher or lower than its actual closing level on the Trade Date.
Final Index Level:	The final index level of each basket underlier will be its closing level on the Determination Date.
Initial Basket Level:	100
Final Basket Level:	The sum of the following: (1) the final index level of the EURO STOXX 50® Index divided by the initial index level of the EURO STOXX 50® Index, multiplied by the initial weighted value of the EURO STOXX 50® Index plus (2) the final index level of the FTSE®100 Index divided by the initial index level of the FTSE®100 Index, multiplied by the initial weighted value of the FTSE®100 Index plus (3) the final index level of the TOPIX® Index divided by the initial index level of the TOPIX® Index, multiplied by the initial weighted value of the TOPIX® Index plus (4) the final index level of the Swiss Market Index divided by the initial index level of the Swiss Market Index, multiplied by the initial weighted value of the Swiss Market Index plus (5) the final index level of the S&P®/ASX 200 Index divided by the initial index level of the S&P®/ASX 200 Index, multiplied by the initial weighted value of the S&P®/ASX 200 Index.
Basket Return:	The quotient of (i) the Final Basket Level minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a percentage
Upside Participation Rate:	160.00%
Buffer Level:	85, which is 85.00% of the Initial Basket Level (equal to a -15.00% Basket Return)
Buffer Amount:	15.00%
Buffer Rate:	The quotient of the Initial Basket Level divided by the Buffer Level, which equals approximately 117.65%
Maximum Settlement Amount:	Expected to be between $1,291.20 and $1,342.40
Cap Level:	Expected to be between 118.20% and 121.40% of the Initial Basket Level
CUSIP/ISIN:	40433USZ0 / USUS40433USZ02

PS-4

HYPOTHETICAL CASH SETTLEMENT AMOUNT*

Hypothetical Final Basket Level (as % of Initial Basket Level)	Hypothetical Cash Settlement Amount (as % of Face Amount)
150.000%	129.120%
140.000%	129.120%
130.000%	129.120%
120.000%	129.120%
118.200%	129.120%
110.000%	116.000%
106.000%	109.600%
104.000%	106.400%
102.000%	103.200%
100.000%	100.000%
97.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
80.000%	94.118%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

*Assumes a Cap Level set at the bottom of the Cap Level range (between 118.20% and 121.40% of the Initial Basket Level).

RISKS

Please read the section entitled “Risk Factors” of this pricing supplement as well as the risks and considerations described in “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement and on page S-2 of the accompanying Equity Index Underlying Supplement.

PS-5

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes, including your notes, has the terms described below. As used herein, references to the “Issuer”, “HSBC”, “we”, “us” and “our” are to HSBC USA Inc. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the Equity Index Underlying Supplement.

This section is meant as a summary and should be read in conjunction with the prospectus, the prospectus supplement and the Equity Index Underlying Supplement. This pricing supplement supersedes any conflicting provisions of the documents listed above.

Key Terms

Issuer:	HSBC USA Inc.

Basket Underliers:	The EURO STOXX 50® Index (Bloomberg symbol, “SX5E Index”), as published by STOXX Limited (“STOXX”); the FTSE® 100 Index (Bloomberg symbol, “UKX Index”), as published by FTSE International Limited (“FTSE”); the TOPIX® Index (Bloomberg symbol, “TPX Index”), as maintained by the Tokyo Stock Exchange, Inc. (“TSE”); the Swiss Market Index (Bloomberg symbol, “SMI Index”), as published by SIX Group Ltd. (“SIX Group”); and the S&P/ASX 200 Index (Bloomberg symbol, “AS51 Index”), as published by S&P Dow Jones Indices LLC (“S&P”); see “The Basket and the Basket Underliers” below.

Specified Currency:	U.S. dollars (“$”)

Face Amount:

Each note will have a face amount of $1,000; $            in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the Issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement.

Purchase at amount other than face amount: the amount we will pay you at the Stated Maturity Date for your notes will not be adjusted based on the price to public you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the Stated Maturity Date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. Also, the stated Buffer Level would not offer the same measure of protection to your investment as would be the case if you had purchased the notes at face amount. Additionally, the Cap Level would be triggered at a lower (or higher) percentage return than indicated below, relative to your initial investment. See “Risk Factors — If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected” on page PS-23 of this pricing supplement.

Trade Date:	Expected to be August 5, 2016

Original Issue Date (Settlement Date):	Expected to be the fifth scheduled business day following the Trade Date.

Determination Date:	A specified date that is expected to be between 23 and 26 months following the Trade Date, subject to adjustment as described under “Additional Terms of the Notes—Valuation Dates” in the accompanying Equity Index Underlying Supplement.

Stated Maturity Date:	A specified date that is expected to be the third scheduled business day following the Determination Date, subject to adjustment as described under “Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date” in the accompanying Equity Index Underlying Supplement.

PS-6

Cash Settlement Amount:

For each $1,000 face amount of your notes, we will pay you on the Stated Maturity Date an amount in cash equal to:

●     if the Final Basket Level is greater than or equal to the Cap Level, the Maximum Settlement Amount;

●     if the Final Basket Level is less than the Cap Level but greater than the Initial Basket Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Upside Participation Rate times (iii) the Basket Return;

●     if the Final Basket Level is equal to or less than the Initial Basket Level but greater than or equal to the Buffer Level, $1,000; or

●     if the Final Basket Level is less than the Buffer Level, the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Buffer Rate times (iii) the sum of the Basket Return plus the Buffer Amount.

Maximum Settlement Amount:	Expected to be between $1,291.20 and $1,342.40 per $1,000 face amount of the notes (to be determined on the Trade Date)

Upside Participation Rate:	160.00%

Cap Level:	Expected to be between 118.20% and 121.40% of the Initial Basket Level (to be determined on the Trade Date)

Buffer Level:	85.00, which is 85.00% of the Initial Basket Level

Buffer Amount:	15.00%

Buffer Rate:	The quotient of the Initial Basket Level divided by the Buffer Level, which equals approximately 117.65%.

Initial Basket Level:	100.00

Initial Weighted Value:	The initial weighted value for each of the Basket Underliers is expected to equal the product of the initial weight of such Basket Underlier times the Initial Basket Level. The initial weight of each Basket Underlier is shown in the table below:
	Basket Underlier	Initial Weight in Basket	Initial Index Level
	EURO STOXX 50® Index	37%
	FTSE® 100 Index	23%
	TOPIX® Index	23%
	Swiss Market Index	9%
	S&P®/ASX 200 Index	8%

Initial Index Level:	The initial index level of each Basket Underlier will be set on the Trade Date, and may be higher or lower than its actual closing level on the Trade Date. The initial index level of each Basket Underlier will be set forth in the table above in the final pricing supplement.

Final Index Level:	The closing level of each Basket Underlier on the Determination Date.

Final Basket Level:	The sum of the following: (1) the final index level of the EURO STOXX 50® Index divided by the initial index level of the EURO STOXX 50® Index, multiplied by the initial weighted value of the EURO STOXX 50® Index plus (2) the final index level of the FTSE® 100 Index divided by the initial index level of the FTSE® 100 Index, multiplied by the initial weighted value of the FTSE® 100 Index plus (3) the final index level of the TOPIX® Index divided by the initial index level of the TOPIX® Index, multiplied by the initial weighted value of the TOPIX® Index plus (4) the final index level of the Swiss Market Index divided by the initial index level of the Swiss Market Index, multiplied by the initial weighted value of the Swiss Market

PS-7

Index plus (5) the final index level of the S&P®/ASX 200 Index divided by the initial index level of the S&P®/ASX 200 Index, multiplied by the initial weighted value of the S&P®/ASX 200 Index.

Closing Level of the Basket Underliers:	The closing level of a Basket Underlier will be the official closing level of such Basket Underlier or any successor index (as defined in the accompanying Equity Index Underlying Supplement) on any Trading Day for the such Basket Underlier, as displayed on Bloomberg Professional® service page “SX5E <INDEX>” for the EURO STOXX 50® Index, “UKX <INDEX>” for the FTSE 100® Index, “TPX <INDEX>” for the TOPIX® Index, “SMI <INDEX>” for the Swiss Market Index and “AS51 <INDEX>” for the S&P/SAX 200 Index, or any successor page for such Basket Underlier on the Bloomberg Professional® service or any successor service, as applicable.

Basket Return:	The quotient of (1) the Final Basket Level minus the Initial Basket Level divided by (2) the Initial Basket Level, expressed as a percentage.

Market Disruption Events:

With respect to any given Trading Day, any of the following will be a Market Disruption Event with respect to a Basket Underlier:

•      a suspension, absence or material limitation of trading in Basket Underlier Stocks (as defined below) constituting 20% or more, by weight, of the Basket Underlier on their respective primary markets, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion,

•      a suspension, absence or material limitation of trading in option or futures contracts, if available, relating to the Basket Underlier or to Basket Underlier Stocks constituting 20% or more, by weight, of such Basket Underlier in their respective primary markets for those contracts, in each case for more than two consecutive hours of trading or during the one-half hour before the close of trading in that market, as determined by the calculation agent in its sole discretion, or

•      Basket Underlier Stocks constituting 20% or more, by weight, of the Basket Underlier, or option or futures contracts, if available, relating to such Basket Underlier or to Basket Underlier Stocks constituting 20% or more, by weight, of such Basket Underlier do not trade on what were the respective primary markets for those Basket Underlier Stocks or contracts, as determined by the calculation agent in its sole discretion, and, in the case of any of these events, the calculation agent determines in its sole discretion that the event could materially interfere with the ability of us or any of our affiliates or a similarly situated party to unwind all or a material portion of a hedge that could be effected with respect to the notes. For more information about hedging by us and/or any of our affiliates, see “Use of Proceeds and Hedging” in the prospectus supplement.

The following events will not be Market Disruption Events with respect to a Basket Underlier:

•      a limitation on the hours or numbers of days of trading, but only if the limitation results from an announced change in the regular business hours of the relevant market, and

•      a decision to permanently discontinue trading in the option or futures contracts relating to the Basket Underlier or to any Underlier Stock.

For this purpose, an “absence of trading” in the primary securities market on which a Basket Underlier Stock, or on which option or futures contracts, if available, relating to a Basket Underlier or to any Basket Underlier Stock are

PS-8

traded will not include any time when that market is itself closed for trading under ordinary circumstances. In contrast, a suspension or limitation of trading in a Basket Underlier Stock or in option or futures contracts, if available, relating to a Basket Underlier or to any Basket Underlier Stock in the primary market for that stock or those contracts, by reason of:

•      a price change exceeding limits set by that market,

•      an imbalance of orders relating to that Basket Underlier Stock or those contracts, or

•      a disparity in bid and ask quotes relating to that Basket Underlier Stock or those contracts,

will constitute a suspension or material limitation of trading in a Basket Underlier or those contracts in that market.

If a Market Disruption Event occurs or is continuing with respect to a Basket Underlier on the Determination Date, the calculation agent will postpone the determination of the Final Index Level for that Basket Underlier, but will determine the Final Index Level for any other Basket Underlier for which a Market Disruption Event does not occur on the originally scheduled Determination Date. See “Additional Terms of the Notes—Valuation Dates—For Notes where the Reference Asset is a basket of Indices” in the accompanying Equity Index Underlying Supplement.

Trading Day:	(i) with respect to the EURO STOXX 50® Index, a day on which the EURO STOXX 50® Index is scheduled to be calculated and published by the Basket Underlier Sponsor and (ii) with respect to each other Basket Underlier, as set forth under “Additional Terms of the Notes—Market Disruption Event” on page S-57 of the accompanying Equity Index Supplement. The accompanying Equity Index Underlying Supplement refers to a Trading Day as a “Scheduled Trading Day.”

Form of Notes:	Book-Entry

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Calculation Agent:	HSBC USA Inc. or one of its affiliates

CUSIP/ISIN:	40433USZ0 / US40433USZ02

Estimated Initial Value:	The Estimated Initial Value of the notes is expected to be less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of its affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Trade Date and will be set forth in the final pricing supplement relating to the notes. See “Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the notes in the secondary market, if any.”

The Trade Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

PS-9

Supplemental Terms of the Notes

For purposes of the notes offered by this pricing supplement, all references to each of the following terms used in the accompanying Equity Index Underlying Supplement will be deemed to refer to the corresponding term used in this pricing supplement, as set forth in the table below:

Equity Index Underlying Supplement Term	Pricing Supplement Term

maturity date	Stated Maturity Date

Final Valuation Date	Determination Date

principal amount	face amount

Basket Component	Basket Underlier

Reference Sponsor	Basket Underlier Sponsor

Scheduled Trading Day	Trading Day

PS-10

HYPOTHETICAL EXAMPLES

The following table, examples and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and merely are intended to illustrate the impact that the various hypothetical Final Basket Levels or hypothetical closing levels of the Basket Underliers, as applicable, on the Determination Date could have on the Cash Settlement Amount at maturity assuming all other variables remain constant.

The examples below are based on a range of Final Basket Levels and closing levels of the Basket Underliers that are entirely hypothetical; the level of the Basket on any day throughout the life of the notes, including the Final Basket Level on the Determination Date, cannot be predicted. The Basket Underliers have been highly volatile in the past — meaning that the level of each Basket Underlier has changed considerably in relatively short periods — and their performances cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the Original Issue Date at the face amount and held to the Stated Maturity Date. If you sell your notes in a secondary market prior to the Stated Maturity Date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates, the volatility of the Basket Underliers and our creditworthiness. In addition, the estimated value of your notes at the time the terms of your notes are set on the Trade Date (as determined by reference to pricing models used by us) is less than the original price to public of your notes. For more information on the estimated value of your notes, see “Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the notes in the secondary market, if any.” on page PS-20 of this pricing supplement. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face Amount	$1,000
Upside participation rate	160.00%
Initial Basket Level	100
Cap Level	118.20% of the Initial Basket Level
Maximum Settlement Amount	$1,291.20
Buffer Level	85.00% of the Initial Basket Level
Buffer Rate	Approximately 117.65%
Buffer Amount	15.00%
Neither a Market Disruption Event nor a non-Trading Day with respect to any Basket Underlier occurs on the originally scheduled Determination Date
No change in or affecting any of the Basket Underlier Stocks or the methods by which the Basket Underlier Sponsors calculate the Basket Underliers
Notes purchased on the Original Issue Date at the face amount and held to the Stated Maturity Date

Moreover, we have not yet set the Initial Index Level of each Basket Underlier that will serve as the baselines for determining the Final Basket Level and the amount that we will pay on your notes, if any, at maturity. We will not do so until the Trade Date. As a result, the actual Initial Index Level of a Basket Underlier may differ substantially from its level prior to the Trade Date and may be higher or lower than the actual closing level of that Basket Underlier on the Trade Date.

For these reasons, the actual performance of the Basket over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical levels of the Basket Underliers shown elsewhere in this pricing supplement. For information about the historical levels of the Basket Underliers during recent periods, see “The Basket and the Basket Underliers” below. Before investing in the offered notes, you should consult publicly available information to determine the levels of the Basket Underliers between the date of this pricing supplement and the date of your purchase of the offered notes.

PS-11

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on the Basket Underlier Stocks.

The levels in the left column of the table below represent hypothetical Final Basket Levels and are expressed as percentages of the Initial Basket Level. The amounts in the right column represent the hypothetical Cash Settlement Amount, based on the corresponding hypothetical Final Basket Level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical Cash Settlement Amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the Stated Maturity Date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical Final Basket Level and the assumptions noted above.

Hypothetical Final Basket Level (as Percentage of Initial Basket Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.000%	129.120%
140.000%	129.120%
130.000%	129.120%
120.000%	129.120%
118.200%	129.120%
110.000%	116.000%
106.000%	109.600%
104.000%	106.400%
102.000%	103.200%
100.000%	100.000%
97.000%	100.000%
95.000%	100.000%
90.000%	100.000%
85.000%	100.000%
80.000%	94.118%
50.000%	58.824%
25.000%	29.412%
0.000%	0.000%

If, for example, the Final Basket Level were determined to be 25.000% of the Initial Basket Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be approximately 29.412% of the face amount of your notes, as shown in the table above. As a result, if you purchased your notes on the Original Issue Date at the face amount and held them to the Stated Maturity Date, you would lose approximately 70.588% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment). If the Final Basket Level were determined to be 0.000% of the Initial Basket Level, you would lose your entire investment in the notes. In addition, if the Final Basket Level were determined to be 160.000% of the Initial Basket Level, the Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount, or 129.120% of each $1,000 face amount of your notes, as shown in the table above. As a result, if you held your notes to the Stated Maturity Date, you would not benefit from any increase in the Final Basket Level of greater than 118.20% of the Initial Basket Level.

The following chart shows a graphical illustration of the hypothetical Cash Settlement Amounts that we would pay on your notes on the Stated Maturity Date, if the Final Basket Level were any of the hypothetical levels shown on the horizontal axis. The hypothetical Cash Settlement Amounts in the chart are expressed as percentages of the face amount of your notes and the hypothetical Final Basket Levels are expressed as percentages of the Initial Basket Level. The chart shows that any hypothetical Final Basket Level of less than 85.000% (the section left of the 85.000% marker on the horizontal axis) would result in a hypothetical Cash Settlement Amount of less than 100.000% of the face amount of your notes (the section below the 100.000% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes. The chart also shows that any hypothetical Final Basket Level of greater than or

PS-12

equal to 118.20% (the section right of the 118.20% marker on the horizontal axis) would result in a capped return on your investment.

The following examples illustrate the hypothetical Cash Settlement Amount at maturity based on hypothetical Final Index Levels of each Basket Underlier, calculated based on the key terms and assumptions above. The hypothetical Initial Index Level for each Basket Underlier of 100.00 has been chosen for illustrative purposes only and does not represent the actual Initial Index Level for that Basket Underlier. For historical data regarding the actual closing levels of the Basket Underliers, please see the historical information set forth below under “The Basket and the Basket Underliers.”

The levels in Column A represent the hypothetical Initial Index Levels for each Basket Underlier, and the levels in Column B represent the hypothetical Final Index Levels for each Basket Underlier. The percentages in Column C represent the hypothetical Final Index Levels in Column B expressed as percentages of the corresponding hypothetical Initial Index Levels in Column A. The amounts in Column D represent the applicable Initial Weighted Value for each Basket Underlier, and the amounts in Column E represent the products of the percentages in Column C times the corresponding amounts in Column D. The Final Basket Level for each example is shown beneath each example, and will equal the sum of the five products shown in Column E. The Basket Return for each example is shown beneath the Final Basket Level for such example, and will equal the quotient of (i) the Final Basket Level for such example minus the Initial Basket Level divided by (ii) the Initial Basket Level, expressed as a percentage. The numbers shown below may have been rounded for ease of analysis.

PS-13

Example 1: The Final Basket Level is greater than the Cap Level. The Cash Settlement Amount equals the Maximum Settlement Amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Index Level	Hypothetical Final Index Level	Column B / Column A	Initial Weighted Value	Column C x Column D
EURO STOXX 50® Index	100.00	120.00	120.00%	37.00	44.40
FTSE® 100 Index	100.00	120.00	120.00%	23.00	27.60
TOPIX® Index	100.00	120.00	120.00%	23.00	27.60
Swiss Market Index	100.00	180.00	180.00%	9.00	16.20
S&P/ASX 200 Index	100.00	180.00	180.00%	8.00	14.40
			Final Basket Level		130.20
			Basket Return		30.20%

In this example, all of the hypothetical Final Index Levels for the Basket Underliers are greater than the applicable hypothetical Initial Index Levels, which results in the hypothetical Final Basket Level being greater than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level is greater than the hypothetical Cap Level, the hypothetical Cash Settlement Amount that we would deliver on your notes at maturity would be capped at the Maximum Settlement Amount of $1,291.20 of each $1,000 face amount of your notes (i.e., 129.120% of each $1,000 face amount of your notes).

Example 2: The Final Basket Level is greater than the Initial Basket Level but less than the Cap Level.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Index Level	Hypothetical Final Index Level	Column B / Column A	Initial Weighted Value	Column C x Column D
EURO STOXX 50® Index	100.00	101.00	101.00%	37.00	37.37
FTSE® 100 Index	100.00	102.00	102.00%	23.00	23.46
TOPIX® Index	100.00	103.00	103.00%	23.00	23.69
Swiss Market Index	100.00	125.00	125.00%	9.00	11.25
S&P/ASX 200 Index	100.00	150.00	150.00%	8.00	12.00
			Final Basket Level		107.77
			Basket Return		7.770%

In this example, all of the hypothetical Final Index Levels for the Basket Underliers are greater than the applicable hypothetical Initial Index Levels, which results in the hypothetical Final Basket Level being greater than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level is less than the hypothetical Cap Level, the hypothetical Cash Settlement Amount for each $1,000 face amount of your notes will equal:

Cash Settlement Amount = $1,000 + ($1,000 × 160.00% × 7.77%) = $1,124.32

PS-14

Example 3: The Final Basket Level is less than the Initial Basket Level but greater than the Buffer Level. The Cash Settlement Amount equals the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Index Level	Hypothetical Final Index Level	Column B / Column A	Initial Weighted Value	Column C x Column D
EURO STOXX 50® Index	100.00	95.00	95.00%	37.00	35.15
FTSE® 100 Index	100.00	95.00	95.00%	23.00	21.85
TOPIX® Index	100.00	95.00	95.00%	23.00	21.85
Swiss Market Index	100.00	95.00	95.00%	9.00	8.55
S&P/ASX 200 Index	100.00	95.00	95.00%	8.00	7.60
			Final Basket Level		95.00
			Basket Return		-5.00%

In this example, all of the hypothetical Final Index Levels for the Basket Underliers are less than the applicable Initial Index Levels, which results in the hypothetical Final Basket Level being less than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level of 95 is greater than the Buffer Level of 85.00% of the Initial Basket Level but less than the Initial Basket Level of 100, the hypothetical Cash Settlement Amount for each $1,000 face amount of your notes will equal the face amount of the note, or $1,000.

Example 4: The Final Basket Level is less than the Buffer Level. The Cash Settlement Amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Index Level	Hypothetical Final Index Level	Column B / Column A	Initial Weighted Value	Column C x Column D
EURO STOXX 50® Index	100.00	50.00	50.00%	37.00	18.50
FTSE® 100 Index	100.00	80.00	80.00%	23.00	18.40
TOPIX® Index	100.00	100.00	100.00%	23.00	23.00
Swiss Market Index	100.00	135.00	135.00%	9.00	12.15
S&P/ASX 200 Index	100.00	135.00	135.00%	8.00	10.80
			Final Basket Level		82.85
			Basket Return		-17.15%

In this example, the hypothetical Final Index Level of the EURO STOXX 50® Index and the FTSE® 100 Index are less than their respective hypothetical Initial Index Levels, while the hypothetical Final Index Level of the TOPIX is equal to its hypothetical Initial Index Level and the hypothetical Final Index Levels of the Swiss Market Index and S&P/ASX 200 Index are greater than their respective Initial Index Levels.

Because the Basket is unequally weighted, increases in the lower weighted Basket Underliers will be offset by decreases in the more heavily weighted Basket Underliers. In this example, the large declines in the EURO STOXX 50® Index and the FTSE® 100 Index result in the hypothetical Final Basket Level being less than the Buffer Level of 85.00% of the Initial Basket Level even though the TOPIX remained flat and the Swiss Market Index and the S&P/ASX 200 Index increased.

Since the hypothetical Final Basket Level of 82.85 is less than the Buffer Level of 85.00% of the Initial Basket Level, the hypothetical Cash Settlement Amount for each $1,000 face amount of your notes will equal:

Cash Settlement Amount = $1,000 + ($1,000 × 117.65% × (-17.15% + 15.00%)) = $974.71

PS-15

Example 5: The Final Basket Level is less than the Buffer Level. The Cash Settlement Amount is less than the $1,000 face amount.

	Column A	Column B	Column C	Column D	Column E
Basket Underlier	Hypothetical Initial Index Level	Hypothetical Final Index Level	Column B / Column A	Initial Weighted Value	Column C x Column D
EURO STOXX 50® Index	100.00	50.00	50.00%	37.00	18.50
FTSE® 100 Index	100.00	60.00	60.00%	23.00	13.80
TOPIX® Index	100.00	60.00	60.00%	23.00	13.80
Swiss Market Index	100.00	65.00	65.00%	9.00	5.85
S&P/ASX 200 Index	100.00	55.00	55.00%	8.00	4.40
			Final Basket Level		56.35
			Basket Return		-43.65%

In this example, the hypothetical Final Index Levels for all of the Basket Underliers are less than the applicable hypothetical Initial Index Levels, which results in the hypothetical Final Basket Level being less than the Initial Basket Level of 100.00. Since the hypothetical Final Basket Level of 56.35 is less than the Buffer Level of 85.00% of the Initial Basket Level, the hypothetical cash Settlement Amount for each $1,000 face amount of your notes will equal:

Cash Settlement amount = $1,000 + ($1,000 × 117.65% × (-43.65% + 15.00%)) = $662.94

PS-16

The Cash Settlement Amounts shown above are entirely hypothetical; they are based on the hypothetical levels of the Basket Underliers that may not be achieved on the Determination Date and on assumptions that may prove to be erroneous. The actual market value of your notes on the Stated Maturity Date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical Cash Settlement Amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes. The hypothetical Cash Settlement Amounts on notes held to the Stated Maturity Date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual price to public you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Risk Factors —If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected” beginning on page PS-23 of this pricing supplement.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual Final Basket Level or what the market value of your notes will be on any particular Trading Day, nor can we predict the relationship between the level of each Basket Underlier and the market value of your notes at any time prior to the Stated Maturity Date. The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the Initial Index Level of each Basket Underlier, the Cap Level, the Buffer Level and the Maximum Settlement Amount, which we will set on the Trade Date, and the actual Final Basket Level to be determined by the calculation agent as described above. Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate. Consequently, the amount of cash to be paid in respect of your notes, if any, on the Stated Maturity Date may be very different from the information reflected in the tables, examples and chart above.

PS-17

INVESTOR SUITABILITY

The notes may be suitable for you if:

•     You seek an investment with an enhanced return linked to the potential positive performance of the Basket and you believe that the level of the Basket will increase over the term of the notes.

•     You are willing to invest in the notes based on the Maximum Settlement Amount indicated herein, which may limit your return at maturity.

•     You are willing to make an investment that is exposed to the negative Basket Return on an approximately 1.1765-to-1 basis for each percentage point that the Basket Return is less than -15%.

•     You understand that you may lose your entire principal amount.

•     You are willing to accept the risk and return profile of the notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

•     You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Basket Underliers.

•     You do not seek current income from your investment.

•     You do not seek an investment for which there is an active secondary market.

•     You are willing to hold the notes to maturity.

•     You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

•     You believe that the Basket Return will be negative or that the Basket Return will not be sufficiently positive to provide you with your desired return.

•     You are unwilling to invest in the notes based on the Maximum Settlement Amount indicated herein, which may limit your return at maturity.

•     You are unwilling to make an investment that is exposed to the negative Basket Return on an approximately 1.1765-to-1 basis for each percentage point that the Basket Return is less than -15%.

•     You seek an investment that provides full return of principal.

•     You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

•     You prefer to receive the dividends or other distributions paid on the stocks comprising the Basket Underliers.

•     You seek current income from your investment.

•     You seek an investment for which there will be an active secondary market.

•     You are unable or unwilling to hold the notes to maturity.

•     You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

PS-18

RISK FACTORS

We urge you to read the section “Risk Factors” beginning on page S-1 in the accompanying prospectus supplement and page S-2 of the Equity Index Underlying Supplement. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the Basket Underliers. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus supplement, prospectus and Equity Index Underlying Supplement.

In addition to the risks discussed below, you should review “Risk Factors” in the accompanying prospectus supplement and Equity Index Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

“— Risks Relating to All Note Issuances” in the prospectus supplement;

“— General Risks Related to Indices” in the Equity Index Underlying Supplement;

“—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets” in the Equity Index Underlying Supplement; and

“—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes” in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt notes.

Your investment in the notes may result in a loss.

The notes do not guarantee any return of principal. You will be exposed on a leveraged basis to any decline in the Basket from the Initial Basket Level to the Final Basket Level by more than the Buffer Amount, which will magnify your losses. You will lose up to 100% of your face amount at maturity if the Final Basket Level is less than the Buffer Level.

The return on the notes is limited by the return represented by the Maximum Settlement Amount.

You will not participate in any appreciation in the level of the Basket beyond the Cap Level. You will not receive a return on the notes greater than the return represented by the Maximum Settlement Amount. Accordingly, the amount payable for each of your notes may be significantly less than it would have been had you invested directly in the securities included in the Basket Underliers.

The amount payable on the notes is not linked to the level of the Basket at any time other than the Determination Date.

The Final Basket Level will depend on the closing levels of the Basket Underliers on the Determination Date, subject to postponement for non-Trading Days and certain Market Disruption Events. Even if the level of one or more of the Basket Underliers appreciates during the term of the notes other than on the Determination Date but then decreases on the Determination Date to a level that is less than its Initial Index Level, the Cash Settlement Amount may be less, and may be significantly less, than it would have been had the Cash Settlement Amount been linked to the levels of the Basket Underliers prior to such decrease. Although the actual levels of the Basket Underliers on the Stated Maturity Date or at other times during the term of the notes may be higher than their levels on the Determination Date, the Cash Settlement Amount will be based solely on the closing levels of the Basket Underliers on the Determination Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC

PS-19

may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Changes that affect the Basket Underliers will affect the market value of the notes and the amount you will receive at maturity.

The policies of the Basket Underlier Sponsors concerning additions, deletions and substitutions of the constituents comprising the Basket Underliers and the manner in which the Basket Underlier Sponsors take account of certain changes affecting those constituents may affect the levels of the Basket Underliers. The policies of the Basket Underlier Sponsors with respect to the calculation of the Basket Underliers could also affect the levels of the Basket Underliers. The Basket Underlier Sponsors may discontinue or suspend calculation or dissemination of the Basket Underliers. Any such actions could affect the value of the notes.

A change in the level of one or more Basket Underliers may be offset by a change in the levels of the other Basket Underliers.

A change in the level of one or more Basket Underliers on the Determination Date may not correlate with a change in the levels of the other Basket Underliers. The level of one or more Basket Underliers may increase, while the levels of the other Basket Underliers may not increase as much, or may even decrease. Therefore, in calculating the Final Basket Level, an increase in the level of one or more Basket Underliers may be moderated, or wholly offset, by lesser increases or decreases in the levels of the other Basket Underliers. This effect is further amplified by the differing weights of the Basket Underliers. Changes in the level of the EURO STOXX 50® Index, the FTSE 100® Index and the TOPIX® Index, which are more heavily weighted in the Basket, will have a larger impact than changes in the levels of the other Basket Underliers.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Cash Settlement Amount of the notes.

The Estimated Initial Value of the notes, which will be determined by us on the Trade Date, is expected to be less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes will be calculated by us on the Trade Date and is expected to be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from the Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Trade Date is expected to be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include our affiliates’ projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Basket and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If HSBC Securities (USA) Inc. were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that HSBC Securities (USA) Inc. may initially use for customer account statements, if HSBC Securities (USA) Inc. provides any customer account statements at all, may exceed the Estimated Initial Value on the Trade Date for a temporary period expected to be approximately 3 months after the Original Issue Date. This temporary price difference may exist because, in the discretion of HSBC Securities (USA) Inc., HSBC Securities (USA) Inc. may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. HSBC Securities (USA) Inc. will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which HSBC Securities (USA) Inc. effectively reimburses to investors in this way may not be allocated ratably throughout the reimbursement period, and HSBC Securities (USA) Inc. may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

The notes lack liquidity.

The notes will not be listed on any securities exchange. Neither we nor any of our affiliates are required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which we or any of our affiliates is willing to buy the notes.

Risks associated with non-U.S. companies.

The levels of the Basket Underliers depend upon the stocks of companies located outside of the U.S. and thus involve risks associated with the home countries of those non-U.S. companies, some of which are and have been experiencing economic stress. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country’s government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. Also, there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the U.S. Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Prices of securities in foreign countries are subject to political, economic, financial and social factors that apply in those geographical regions. These factors, which could negatively affect those securities markets, include the possibility of recent or future changes in a foreign government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility and political instability and the possibility of natural disaster or adverse public health development in the region. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. These factors may adversely affect the performance of these indices, as a result, the value of the notes.

The notes will not be adjusted for changes in exchange rates.

Although the equity securities included in the Basket Underliers are traded in currencies other than the U.S. dollar, and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and these currencies. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the applicable Basket Underlier, and therefore your notes. The amount we pay in respect of your notes on the Stated Maturity Date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

The market value of your notes may be influenced by many unpredictable factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

•	the volatility — i.e., the frequency and magnitude of changes — of the levels of the Basket Underliers;

•	the levels of the Basket Underliers, the Upside Participation Rate, the Cap Level and the Buffer Level;

•	the dividend rates of the stocks underlying the Basket Underliers;

•	economic, financial, regulatory, political, military and other events that affect stock markets generally and the stocks underlying the Basket Underliers, which may affect the closing levels of the Basket Underliers;

•	interest rates and yield rates in the market;

•	the time remaining until your notes mature; and

•	our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the face amount of your notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. For example, the calculation agent will determine whether a Market Disruption Event occurs in its sole discretion. In making that determination, the calculation agent will use information that may not be easily obtainable by investors. See “Summary Information—Market Disruption Events” above. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes

It is possible that hedging activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. If the distributor from which you purchase notes is to conduct hedging activities for us in connection with the notes, that distributor may profit in connection with such hedging activities and such profit, if any, will be in addition to the compensation that the distributor receives for the sale of the notes to you. You should be aware that the potential to earn fees in connection with hedging activities may create a further incentive for the distributor to sell the notes to you in addition to the compensation they would receive for the sale of the notes.

If the level of the Basket Underliers change, the market value of your notes may not change in the same manner.

Your notes may trade quite differently from the performances of the Basket Underliers. Changes in the levels of the Basket Underliers may not result in a comparable change in the market value of your notes. We discuss some of the reasons for this disparity under “—The market value of your notes may be influenced by many unpredictable factors” above.

You have no shareholder rights or rights to receive any Basket Underlier Stock.

Investing in your notes will not make you a holder of any of the stocks included in the Basket Underliers (the “Basket Underlier Stocks”). Neither you nor any other holder or owner of your notes will have any rights with respect to the Basket Underlier Stocks, including voting rights, any right to receive dividends or other distributions, any rights to make a claim against the Basket Underlier Stocks or any other rights of a holder of the Basket Underlier Stocks. Your notes will be paid in cash and you will have no right to receive delivery of any Basket Underlier Stocks.

Past performance is no guide to future performance.

The actual performance of the Basket Underliers over the life of the notes, as well as the amount payable at maturity, if any, may bear little relation to the historical closing levels of the Basket Underliers or to the hypothetical examples set forth elsewhere in this pricing supplement. We cannot predict the future performance of the Basket.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the notes, please see the discussion under “U.S. Federal Income Tax Considerations” herein and the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

We may sell an additional aggregate face amount of the notes at a different price to public.

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement. The price to public of the notes in the subsequent sale may differ substantially (higher or lower) from the original price to public you paid as provided on the cover of this pricing supplement.

If you purchase your notes at a premium to face amount, the return on your investment will be lower than the return on notes purchased at face amount and the impact of certain key terms of the notes will be negatively affected.

The Cash Settlement Amount will not be adjusted based on the price to public you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the Stated Maturity Date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the Stated Maturity Date, the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount. In addition, the impact of the Buffer Level and the Cap Level on the return on your investment will depend upon the price you pay for your notes relative to face amount. For example, if you purchase your notes at a premium to face amount, the Cap Level will only permit a lower positive return in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount. Similarly, the Buffer Level, while still providing some protection for the return on the notes, will allow a greater percentage decrease in your investment in the notes than would have been the case for notes purchased at face amount or a discount to face amount.

THE BASKET AND THE BASKET UNDERLIERS

The Basket

The Basket is comprised of five Basket Underliers with the following initial weights within the basket: the EURO STOXX 50® Index (37.00% weighting), the FTSE® 100 Index (23.00% weighting), the TOPIX® Index (23.00% weighting), the Swiss Market Index (9.00% weighting) and the S&P®/ASX 200 Index (8.00% weighting).

All information contained in this pricing supplement regarding the Basket Underliers including, without limitation, their make-up, method of calculation and changes in their components and their historical closing values, is derived from publicly available information prepared by the Basket Underlier Sponsors. Such information reflects the policies of, and is subject to change by, the Basket Underlier Sponsors. The Basket Underlier Sponsors own the copyrights and all rights to the Basket Underliers. The Basket Underlier Sponsors are under no obligation to continue to publish, and may discontinue publication of, the Basket Underliers. The consequences of any Basket Underlier Sponsor discontinuing or modifying the applicable Basket Underlier are described in the section entitled “Additional Terms of the Notes— Discontinuance or Modification of an Index” on page S-57 of the accompanying Equity Index Underlying Supplement.

The closing levels of the Basket Underliers have fluctuated in the past and may, in the future, experience significant fluctuations. Any historical upward or downward trend in the closing levels of the Basket Underliers during the period shown below is not an indication that the Basket Underliers are more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the Basket Underliers as an indication of their future performance. We cannot give you any assurance that the future performance of the Basket Underliers or the component stocks will result in your receiving an amount greater than the outstanding face amount of your notes on the Stated Maturity Date.

Neither we nor any of our affiliates make any representation to you as to the future performance of the Basket Underliers. The actual performance of the Basket Underliers over the life of the offered notes, as well as the Cash Settlement Amount, may bear little relation to the historical closing levels shown below.

EURO STOXX 50® Index

The SX5E is composed of 50 stocks from the Eurozone (Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain) portion of the STOXX Europe 600 Supersector indices. The STOXX Europe 600 Supersector indices contain the 600 largest stocks traded on the major exchanges of 18 European countries and are organized into the following 19 Supersectors: automobiles & parts; banks; basic resources; chemicals; construction & materials; financial services; food & beverage; health care; industrial goods & services; insurance; media; oil & gas; personal & household goods; real estate; retail; technology; telecommunications; travel & leisure and utilities.

For more information about the SX5E, see “The EURO STOXX 50® Index” beginning on page S-11 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the EURO STOXX 50® Index

The following graph sets forth the historical performance of the SX5E based on the daily historical closing levels from January 1, 2008 through July 26, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The FTSE® 100 Index

The UKX is an index calculated, published and disseminated by FTSE, an independent company jointly owned by the London Stock Exchange and The Financial Times. The UKX measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the London Stock Exchange.

For more information about the UKX, see “The FTSE® 100 Index” on page S-13 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the FTSE® 100 Index

The following graph sets forth the historical performance of the UKX based on the daily historical closing levels from January 1, 2008 through July 26, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The TOPIX® Index

The TPX is a free float-adjusted market capitalization-weighted index of all companies listed on the First Section of the Tokyo Stock Exchange. Publication of the TPX began on July 1, 1969, with a base point of 100 as of the base date of January 4, 1968. The TPX is published by the Tokyo Stock Exchange, Inc. (the “TSE”) and the TSE is responsible for calculating and publishing the TPX.

For more information about the TPX, see “The TOPIX® Index” beginning on page S-55 of the accompanying Equity Index Underlying Supplement.

Historical Performance of the TOPIX® 100 Index

The following graph sets forth the historical performance of the TPX based on the daily historical closing levels from January 1, 2008 through July 26, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

The Swiss Market Index

The Swiss Market Index (Bloomberg ticker “SMI”):

▪	was first launched with a base level of 1,500 as of June 30, 1988; and

▪	is sponsored, calculated, published and disseminated by the SIX Exchange.

The Swiss Market Index is a price return float-adjusted market capitalization-weighted index of the 20 largest stocks traded on the Swiss Stock Exchange. The Management Committee of SIX Swiss Exchange is supported by an Index Commission (advisory board) in all index-related matters, notably in connection with changes to the Swiss Market Index rules and adjustments, additions and exclusions outside of the established review and acceptance period. The Index Commission meets at least twice annually.

Index Composition and Selection Criteria

The Swiss Market Index is comprised of the 20 highest ranked stocks traded on the Swiss Stock Exchange that have a free float of 20% or more and that are not investment companies. The equity universe is largely Swiss domestic companies; however, in some cases, foreign issuers with a primary listing on the Swiss Stock Exchange or investment companies that do not hold any shares of any other eligible company and that have a primary listing on the Swiss Stock Exchange may be included.

The ranking of each security is determined by a combination of the following criteria:

▪	average free-float market capitalization (compared to the capitalization of the entire Swiss Stock Exchange index family), and

▪	cumulative on order book turnover (compared to the total turnover of the Swiss Stock Exchange index family).

Each of these two factors is assigned a 50% weighting in ranking the stocks eligible for the Swiss Market Index.

The Swiss Market Index is reconstituted annually after prior notice of at least two months on the third Friday in September after the close of trading.

The reconstitution is based on data from the previous July 1 through June 30. Provisional interim selection (ranking) lists are also published following the end of the third, fourth and first financial quarters.

In order to reduce turnover, an index constituent will not be replaced unless it is ranked below 23 or, if it is ranked 21 or 22, if another share ranks 18 or higher. If a company has primary listings on several exchanges and less than 50% of that company’s total turnover is generated on the Swiss Stock Exchange, it will not be included in the Swiss Market Index unless it ranks at least 18 or better on the selection list on the basis of its turnover alone (i.e., without considering its free float).

Maintenance of the Index

Constituent Changes. In the case of major market changes as a result of capital events such as mergers or new listings, the Management Committee of SIX Swiss Exchange can decide at the request of the Index Commission that a security should be admitted to the Swiss Market Index outside the annual review period as long as it clearly fulfills the criteria for inclusion. For the same reasons, a security can also be excluded if the requirements for admission to the Swiss Market Index are no longer fulfilled. As a general rule, extraordinary acceptances into the Swiss Market Index take place after a three-month period on a quarterly basis after the close of trading on the third Friday of March, June, September and December (for example, a security listed on or before the fifth trading day prior to the end of November cannot be included until the following March). An announced insolvency is deemed to be an extraordinary event and the security will be removed from the Swiss Market Index with five trading days’ prior notice if the circumstances permit such notice.

Number of Shares and Free Float. The securities included in the Swiss Market Index are weighted according to their free float. This means that shares deemed to be in firm hands are subtracted from the total market capitalization of that company. The free float is calculated on the basis of outstanding shares. Issued and outstanding equity capital is, as a rule, the total amount of equity capital that has been fully subscribed and wholly or partially paid in and documented in the Commercial Register. Not counting as issued and outstanding equity capital are the approved capital and the conditional capital of a company. The free float is calculated on the basis of listed shares only. If a company offers several different categories of listed participation rights, each is treated separately for purposes of index calculation.

Shares held deemed to be in firm hands are shareholdings that have been acquired by one person or a group of persons in companies domiciled in Switzerland and which, upon exceeding 5%, have been reported to the SIX Exchange. Shares of persons and groups of persons who are subject to a shareholder agreement which is binding for more than 5% of the listed shares or who, according to publicly known facts, have a long-term interest in a company, are also deemed to be in firm hands.

For the calculation of the number of shares in firm hands, the SIX Exchange may also use other sources than the reports submitted to it. In particular, the SIX Exchange may use data gained from issuer surveys that it conducts itself.

In general, shares held by custodian nominees, trustee companies, investment funds, pension funds and investment companies are deemed free-floating regardless whether a report has been made to the SIX Exchange. The SIX Exchange classifies at its own discretion persons and groups of persons who, because of their area of activity or the absence of important information, cannot be clearly assigned.

The free-float rule applies only to bearer shares and registered shares. Capital issued in the form of participation certificates and bonus certificates is taken into full account in calculating the Swiss Market Index because it does not confer voting rights.

The number of securities in the Swiss Market Index and the free-float factors are adjusted after the close of trading on four adjustment dates per year, the third Friday of March, June, September and December. Such changes are pre-announced at least one month before the adjustment date, although the Index sponsor reserves the right to take account of recent changes before the adjustment date in the actual adjustment, so the definite new securities are announced five trading days before the adjustment date.

In order to avoid frequent slight changes to the weighting and to maintain the stability of the Swiss Market Index, any extraordinary change of the total number of outstanding securities or the free float will only result in an extraordinary adjustment if it exceeds 10% and 5% respectively and is in conjunction with a corporate action.

After a takeover, Six Exchange may, in exceptional cases, adjust the free float of a company upon publication of the end results after a five-day notification period or may exclude the security from the relevant index family. When an insolvency has been announced, an extraordinary adjustment will be made and the affected security will be removed from the Swiss Market Index after five trading days’ notice.

The Index sponsor reserves the right to make an extraordinary adjustment, in exceptional cases, without observing the notification period.

Calculation of the Index

The Index sponsor calculates the Swiss Market Index using the “Laspeyres formula,” with a weighted arithmetic mean of a defined number of securities issues. The formula for calculating the index value can be expressed as follows:

Index =	Free Float Market Capitalization of the index Divisor

The “free float market capitalization of the index” is equal to the sum of the product of the last-paid price, the number of shares, the free-float factor and, if a foreign stock is included, the current CHF exchange rate as of the time the index value is being calculated. The index value is calculated in real time and is updated whenever a trade is made in a component stock. Where any index component stock price is unavailable on any trading day, Six Exchange will use the last reported price for such component stock. Only prices from the SIX Exchange’s electronic order book are used in calculating the Swiss Market Index.

Divisor Value and Adjustments

The divisor is a technical number used to calculate the Swiss Market Index and is adjusted to reflect changes in market capitalization due to corporate events, and is adjusted by Six Exchange to reflect corporate events, as described in the Swiss Market Index rules.

Historical Performance of the Swiss Market Index

The following graph sets forth the historical performance of the SMI based on the daily historical closing levels from January 1, 2008 through July 26, 2016. We obtained the closing prices below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

License Agreement

These notes are not in any way sponsored, endorsed, sold or promoted by the SIX Exchange and the SIX Exchange makes no warranty or representation whatsoever, express or implied, either as to the results to be obtained from the use of the Swiss Market Index and/or the figure at which the Swiss Market Index stands at any particular time on any particular day or otherwise. However, the SIX Exchange shall not be liable (whether in negligence or otherwise) to any person for any error in the Swiss Market Index and the SIX Exchange shall not be under any obligation to advise any person of any error therein.

® SIX Group, SIX Swiss Exchange, SPI, Swiss Performance Index (SPI), SPI EXTRA, SPI ex SLI, SMI, Swiss Market Index (SMI), SMI MID (SMIM), SMI Expanded, SXI, SXI Real Estate, SXI Swiss Real Estate, SXI Life Sciences, SXI Bio+Medtech, SLI, SLI Swiss Leader Index, SBI, SBI Swiss Bond Index, SAR, SAR SWISS AVERAGE RATE, SARON, SCR, SCR SWISS CURRENT RATE, SCRON, SAION, SCION, VSMI and SWX Immobilienfonds Index are trademarks that have been registered in Switzerland and/or abroad by SIX Group Ltd respectively SIX Exchange. Their use is subject to a licence.

The S&P/ASX 200 Index

The S&P/ASX 200 Index (Bloomberg ticker “AS51”):

▪	was first launched in 1979 by the Australian Securities Exchange and was acquired and re-launched by its current Index sponsor on April 3, 2000; and

▪	is sponsored, calculated, published and disseminated by S&P.

The S&P/ASX 200 Index includes 200 companies and covers approximately 80% of the Australian equity market by market capitalization. As discussed below, the S&P/ASX 200 Index is not limited solely to companies having their primary operations or headquarters in Australia or to companies having their primary listing on the Australian Securities Exchange (the “ASX”). All ordinary and preferred shares (if such preferred shares are not of a fixed income nature) listed on the ASX, including secondary listings, are eligible for the S&P/ASX 200 Index. Hybrid stocks, bonds, warrants, preferred stock that provides a guaranteed fixed return and listed investment companies are not eligible for inclusion.

The S&P/ASX 200 Index is intended to provide exposure to the largest 200 eligible securities that are listed on the ASX by float-adjusted market capitalization. Constituent companies for the S&P/ASX 200 Index are chosen based on market capitalization, public float and liquidity. All index-eligible securities that have their primary or secondary listing on the ASX are included in the initial selection of stocks from which the 200 index stocks may be selected.

The float-adjusted market capitalization of companies is determined based on the daily average market capitalization over the last six months. The security’s price history over the last six months, the latest available shares on issue and the investable weight factor (the “IWF”), are the factors relevant to the calculation of daily average market capitalization. The IWF is a variable that is primarily used to determine the available float of a security for ASX listed securities.

Number of Shares

When considering the index eligibility of securities for inclusion or promotion into S&P/ASX indices, the number of index securities under consideration is based upon the latest available ASX quoted securities. For domestic securities (companies incorporated in Australia and traded on the ASX, companies incorporated overseas but exclusively listed on the ASX and companies incorporated overseas and traded on other markets but most of its trading activity is on the ASX), this figure is purely based upon the latest available data from the ASX.

Foreign-domiciled securities may quote the total number of securities on the ASX that is representative of their global equity capital; whereas other foreign-domiciled securities may quote securities on the ASX on a partial basis that represents their Australian equity capital. In order to overcome this inconsistency, S&P will quote the number of index securities that are represented by CHESS Depositary Interests (“CDIs”) for a foreign entity. When CDIs are not issued, S&P will use the total securities held on the Australian register (CHESS and, where supplied, the issuer sponsored register). This quoted number for a foreign entity is representative of the Australian equity capital, thereby allowing the S&P/ASX 200 Index to be increasingly reflective of the Australian market.

The number of CDIs or shares of a foreign entity quoted on the ASX can experience more volatility than is typically the case for ordinary shares on issue. Therefore, an average number on issue will be applied over a six-month period.

Where CDI information is not supplied to the ASX by the company or the company’s share register, estimates for Australian equity capital will be drawn from CHESS data and, ultimately, registry-sourced data.

IWF

The IWF represents the float-adjusted portion of a stock’s equity capital. Therefore any strategic holdings that are classified as either corporate, private or government holdings reduce the IWF which, in turn, results in a reduction in the float-adjusted market capital.

The IWF ranges between 0 and 1, is calculated as 1 – Sum of the % held by strategic shareholders who possess 5% or more of issued shares, and is an adjustment factor that accounts for the publicly available shares of a company. A company must have a minimum IWF of 0.3 to be eligible for index inclusion.

S&P Dow Jones Indices identifies the following shareholders whose holdings are considered to be control blocks and are subject to float adjustment:

1.	Government and government agencies;
2.	Controlling and strategic shareholders/partners;
3.	Any other entities or individuals which hold more than 5%, excluding insurance companies, securities companies and investment funds; and
4.	Other restricted portions such as treasury stocks.

Liquidity Test

Only stocks that are regularly traded are eligible for inclusion. Eligible stocks are considered for index inclusion based on their stock median liquidity (median daily value traded divided by its average float-adjusted market capitalization for the last six months relative to the market capitalization weighted average of the stock median liquidities of the 500 constituents of the All Ordinaries index, another member of the S&P/ASX index family).

Index Maintenance

S&P rebalances constituents quarterly to ensure adequate market capitalization and liquidity using the previous six months’ data to determine index eligibility. Quarterly review changes take effect the third Friday of March, June, September and December. Eligible stocks are considered for index inclusion based on their float-adjusted market capitalization rank relative to the stated quota of 200 securities. For example, a stock that is currently in the S&P/ASX 300 and is ranked at 175, based on float-adjusted market capitalization, within the universe of eligible securities may be considered for inclusion into the S&P/ASX 200 Index, provided that liquidity hurdles are met.

In order to limit the level of index turnover, eligible securities will only be considered for index inclusion once another stock is excluded due to a sufficiently low rank and/or liquidity, based on the float-adjusted market capitalization. Potential index inclusions and exclusions need to satisfy buffer requirements in terms of the rank of the stock relative to a given index. The buffers are established to limit the level of index turnover that may take place at each quarterly rebalancing.

Between rebalancing dates, an index addition is generally made only if a vacancy is created by an index deletion. Index additions are made according to float-adjusted market capitalization and liquidity. An initial public offering is added to the S&P/ASX 200 Index only when an appropriate vacancy occurs and is subject to proven liquidity for at least two months. An exception may be made for extraordinary large offerings where sizeable trading volumes justify index inclusion.

Deletions can occur between index rebalancing dates due to acquisitions, mergers and spin-offs or due to suspension or bankruptcies. The decision to remove a stock from the S&P/ASX 200 Index will be made once there is sufficient evidence that the transaction will be completed. Stocks that are removed due to mergers and acquisitions are removed from the S&P/ASX 200 Index at the cash offer price for cash-only offers. Otherwise, the best available price in the market is used.

Share numbers for all index constituents are updated quarterly and are rounded to the nearest thousand. The update to the number of issued shares will be considered if the change is at least 5% of the float adjusted shares or $100 million in value.

Share updates for foreign-domiciled securities will take place annually at the March rebalancing. The update to the number of index shares will only take place when the six-month average of CDIs or the Total Securities held in the Australian branch of issuer sponsored register (where supplied) and in CHESS, as of the March rebalancing, differs from the current index shares by either 5% or a market-cap dollar amount greater than A$ 100 million. Where CDI information is not supplied to the ASX by the company or the company’s share register, estimates for Australian equity capital will be drawn from CHESS data and, ultimately, registry-sourced data.

Intra-quarter share changes are implemented at the effective date or as soon as reliable information is available; however, they will only take place in the following circumstances:

▪	changes in a company’s float-adjusted shares of 5% or more due to market-wide shares issuance;

▪	rights issues, bonus issues and other major corporate actions; and

▪	share issues resulting from index companies merging and major off-market buy-backs.

Share changes due to mergers or acquisitions are implemented when the transaction occurs, even if both of the companies are not in the same index and regardless of the size of the change.

IWFs are reviewed annually as part of the September quarterly review. However, any event that alters the float of a security in excess of 5% will be implemented as soon as practicable by an adjustment to the IWF.

The function of the IWF is also to manage the index weight of foreign-domiciled securities that quote shares on the basis of CDIs. Due to the volatility that is displayed by CDIs, unusually large changes in the number of CDIs on issue could result. Where this is the case, the IWF may be used to limit the effect of unusually large changes in the average number of CDIs (and, thereby, limit the potential to manipulate this figure). Where the Australian Index Committee sees fit to apply the IWF in this manner, the rationale for the decision will be announced to the market. This will be reviewed annually at the March-quarter index rebalancing date.

Index Calculation

The S&P/ASX 200 Index is calculated using a base-weighted aggregate methodology. The value of the S&P/ASX 200 Index on any day for which an index value is published is determined by a fraction, the numerator of which is the aggregate of the price of each stock in the S&P/ASX 200 Index times the number of shares of such stock included in the S&P/ASX 200 Index times that stock’s IWF, and the denominator of which is the divisor, which is described more fully below.

In order to prevent the value of the S&P/ASX 200 Index from changing due to corporate actions, all corporate actions may require S&P to make an index or divisor adjustment, as described in S&P’s rules. This helps maintain the value of the S&P/ASX 200 Index and ensures that the movement of the S&P/ASX 200 Index does not reflect the corporate actions of the individual companies that comprise the S&P/ASX 200 Index.

In situations where an exchange is forced to close early due to unforeseen events, such as computer or electric power failures, weather conditions or other events, S&P will calculate the closing price of the indices based on (1) the closing prices published by the exchange or (2) if no closing price is available, the last regular trade reported for each security before the exchange closed. If the exchange fails to open due to unforeseen circumstances, S&P treats this closure as a standard market holiday. The S&P/ASX 200 Index will use the prior day’s closing prices and shifts any corporate actions to the following business day. If all exchanges fail to open or in other extreme circumstances, S&P may determine not to publish the S&P/ASX 200 Index for that day.

S&P reserves the right to recalculate the S&P/ASX 200 Index under certain limited circumstances.

Historical Performance of the S&P/ASX 200 Index

The following graph sets forth the historical performance of the AS51 based on the daily historical closing levels from January 1, 2008 through July 26, 2016. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.

License Agreement

The "S&P/ASX 200 Index" is a product of S&P, and has been licensed for use by us. Standard & Poor’s® and S&P® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P Financial”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); “Standard & Poor’s®,” “S&P/ASX 200®” and “S&P®” are trademarks of S&P Financial; and these trademarks have been licensed for use by S&P and sublicensed for certain purposes by us. The notes are not sponsored, endorsed, sold or promoted by S&P, Dow Jones, S&P Financial, any of their respective affiliates (collectively, “S&P Dow Jones Indices”). S&P Dow Jones Indices makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly or the ability of the S&P/ASX 200 Index to track general market performance. S&P Dow Jones Indices’ only relationship to us with respect to the S&P/ASX 200 Index is the licensing of the S&P/ASX 200 Index and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its licensors. The S&P/ASX 200 Index is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the notes. S&P Dow Jones Indices have no obligation to take our needs or the owners of Notes into consideration in determining, composing or calculating the S&P/ASX 200 Index. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the notes or the timing of the issuance or sale of the notes or in the determination or calculation of the equation by which the notes are to be converted into cash, surrendered or redeemed, as the case may be. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the notes. There is no assurance that investment products based on the S&P/ASX 200 Index will accurately track index performance or provide positive investment returns. S&P Dow Jones Indices LLC is not an investment advisor. Inclusion of a security within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security, nor is it considered to be investment advice.

S&P DOW JONES INDICES DOES NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE S&P/ASX 200 INDEX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF S&P/ASX 200 INDEX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Hypothetical Performance of the Basket

The following graph is based on the hypothetical Basket closing levels for the period from January 4, 2008 through July 26, 2016, assuming that the Basket closing level was 100 on January 4, 2008. We derived the hypothetical Basket closing levels based on the method used to calculate the Basket closing level as described in this pricing supplement and on actual closing levels of the relevant Basket Underliers on the relevant dates.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in “Summary Information—Cash Settlement Amount” in this pricing supplement. In that case, the Trading Day immediately preceding the date of acceleration will be used as the Determination Date for purposes of determining the Basket Return, and the accelerated maturity date will be three business days after the accelerated Determination Date. If a Market Disruption Event exists with respect to any Basket Underlier on that Trading Day, then the accelerated Determination Date for that Basket Underlier will be postponed for up to five Trading Days (in the same manner used for postponing the originally scheduled Determination Date). The accelerated maturity date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to a Basket Underlier on the Trading Day immediately preceding the date of acceleration, the determination of that Basket Underlier’s relevant levels will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Basket Underlier occurring on that date.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see “Description of Debt Securities — Senior Debt Securities — Events of Default” in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

HSBC USA Inc. expects to agree to sell to HSBC Securities (USA) Inc., and HSBC Securities (USA) Inc. expects to agree to purchase from HSBC USA Inc., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. HSBC Securities (USA) Inc. proposes initially to offer the notes to the public at the price to public set forth on the cover page of this pricing supplement, and to certain unaffiliated securities dealers at such price. Neither HSBC Securities (USA) Inc. nor any of its affiliates will pay any underwriting discount in connection with the distribution of the notes.

In addition, HSBC Securities (USA) Inc. or any of its affiliates or agents may use the final pricing supplement relating to the notes in market-making transactions after the initial sale of the notes, but is under no obligation to make a market in the notes and may discontinue any market-making activities at any time without notice.

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth above, which is more than three business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than three business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the notes, and therefore significant aspects of the tax treatment of the notes are uncertain as to both the timing and character of any inclusion in income in respect of the notes. Under one approach, a note should be treated as a pre-paid executory contract with respect to the Underlier. We intend to treat the notes consistent with this approach. Pursuant to the terms of the notes, you agree to treat the notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a note as a pre-paid executory contract with respect to the Underlier. Pursuant to this approach, we do not intend to report any income or gain with respect to the notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in the Underlier would be treated as a passive foreign investment company (“PFIC”) or United States real property holding corporation (“USRPHC”), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in the Underlier were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in the Underlier and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in the Underlier is or becomes a PFIC or a USRPHC.

Under current law, while the matter is not entirely clear, individual non-U.S. holders, and entities whose property is potentially includible in those individuals’ gross estates for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, the notes are likely to be treated as U.S. situs property, subject to U.S. federal estate tax. These individuals and entities should consult their own tax advisors regarding the U.S. federal estate tax consequences of investing in the notes.

Recently finalized Treasury Regulations provide that withholding on “dividend equivalent” payments (as discussed in the accompanying prospectus supplement), if any, will not apply to notes issued before January 1, 2017. Additionally, the IRS has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the notes will only apply to dispositions after December 31, 2018.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-6
Hypothetical Examples	PS-11
Investor Suitability	PS-18
Risk Factors	PS-19
The Basket and the Basket Underliers	PS-24
Events Of Default And Acceleration	PS-36
Supplemental Plan Of Distribution (Conflicts Of Interest)	PS-36
U.S. Federal Income Tax Considerations	PS-37

Equity Index Underlying Supplement
Disclaimer	S-1
Risk Factors	S-2
The DAX® Index	S-7
The Dow Jones Industrial AverageSM	S-9
The EURO STOXX 50® Index	S-11
The FTSE® 100 Index	S-13
The Hang Seng® Index	S-14
The Hang Seng China Enterprises Index	S-16
The KOSPI 200 Index	S-19
The MSCI Indices	S-22
The NASDAQ 100 Index®	S-26
The Nikkei 225 Index	S-30
The PHLX Housing SectorSM Index	S-32
The Russell 2000® Index	S-36
The S&P 100® Index	S-40
The S&P 500® Index	S-44
The S&P 500® Low Volatility Index	S-47
The S&P BRIC 40 Index	S-50
The S&P MidCap 400® Index	S-52
The TOPIX® Index	S-55
Additional Terms of the Notes	S-57

Prospectus Supplement
Risk Factors	S-1
Pricing Supplement	S-8
Description of Notes	S-10
Use of Proceeds and Hedging	S-33
Certain ERISA Considerations	S-34
U.S. Federal Income Tax Considerations	S-37
Supplemental Plan of Distribution (Conflicts of Interest)	S-59

Prospectus
About this pricing supplement	1
Risk Factors	2
Where You Can Find More Information	3
Special Note Regarding Forward-Looking Statements	4
HSBC USA Inc.	6
Use of Proceeds	7
Description of Debt Securities	8
Description of Preferred Stock	19
Description of Warrants	25
Description of Purchase Contracts	29
Description of Units	32
Book-Entry Procedures	35
Limitations on Issuances in Bearer Form	40
U.S. Federal Income Tax Considerations Relating to Debt Securities	40
Plan of Distribution (Conflicts of Interest)	49
Notice to Canadian Investors	52
Notice to EEA Investors	53
Notice to UK Investors	54
UK Financial Promotion	54
Certain ERISA Matters	55
Legal Opinions	57
Experts	58

HSBC USA Inc.

$

Leveraged Buffered Capped Basket-Linked Notes due   , 2018

HSBC Securities (USA) Inc.